United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Audited Fourth Quarter 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: April 28th, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
San Pedro Garza Garcia, N.L., Mexico, April 28, 2014	www.gruma.com

AUDITED FOURTH QUARTER 2013 RESULTS

CONSOLIDATED RESULTS OF OPERATIONS
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Sales volume declined by 2% to 4,260 thousand metric tons in 2013 compared with 4,345 thousand metric tons in 2012. This decrease was driven mainly by GIMSA due especially to measures we implemented to prioritize margin expansion, among others.

Net sales decreased by 1% to Ps.54,106 million in 2013 compared with Ps.54,409 million in 2012. The increase in net sales at Gruma Corporation was offset mainly by a decrease in net sales at GIMSA. To a lesser extent, net sales declined due to lower net sales at foreign subsidiaries in peso terms reflecting the average peso appreciation.

Cost of sales decreased 4% to Ps.36,511 million in 2013 compared with Ps.37,849 million in 2012, due primarily to lower sales volume at GIMSA and lower raw material costs. Cost of sales as a percentage of net sales improved to 67.5% in 2013 from 69.6% in 2012 due to better performance at all subsidiaries, and particularly at GIMSA and Gruma Corporation.

Other expenses, net, were Ps.192 million in 2013 compared with Ps.101 million in 2012. The increase was primarily due to higher losses from the sale of fixed assets, higher impairment of long-lived assets and losses on derivative financial instruments compared with a gain in 2012.

Selling, general and administrative expenses (SG&A) decreased by 8% to Ps.12,572 million in 2013 compared with Ps.13,645 million in 2012, due primarily to decreases at GIMSA and Other and Eliminations. SG&A as a percentage of net sales decreased to 23.2% in 2013 from 25.1% in 2012, driven mainly by better expense absorption at Gruma Corporation and lower SG&A expenses at most subsidiaries, especially at GIMSA and Other and Eliminations. This resulted from our efforts to optimize marketing and administrative expenses as part of our strategy to enhance value creation.

Operating income increased by 72% to Ps.4,831 million in 2013 compared with Ps.2,814 million in 2012 due to a better operating performance at most subsidiaries, mostly in Gruma Corporation and GIMSA. Operating margin improved to 8.9% from 5.2% in 2012, due primarily to GIMSA and Gruma Corporation.

Net comprehensive financing cost was Ps.968 million in 2013 compared with Ps.827 million in 2012. The increase was due to higher interest expense in connection with higher debt related to GRUMA's share buy-back in December 2012.

GRUMA's equity in earnings of associated companies, net, represented income of Ps.3 million in 2013 and 2012.

Income taxes decreased 77% to Ps.198 million in 2013 compared with Ps.863 million in 2012 primarily as a result of the implementation of several initiatives that allowed GRUMA to utilize tax loss carry-forwards, as well as tax recoveries from prior years. The effective tax rate was 5.1%.

Shareholders' net income was Ps.3,163 million in 2013 compared with Ps.1,115 million in 2012 as a result of a better performance at most subsidiaries, especially in Gruma Corporation and GIMSA, the reduction in taxes and higher share ownership in the U.S. corn flour operations in connection with the share buy-back from ADM in December 2012.

FINANCIAL POSITION
December 2013 versus September 2013

Balance-Sheet Highlights	Total assets were were Ps.42,609 million, a decline of 2% in connection with (1) lower corn inventories as corn crops in Mexico were delayed; and (2) lower cash balances resulting from debt reduction and GIMSA's dividend payment during December 2013.

Total liabilities were Ps.28,182 million, 9% lower, mainly as a result of debt reduction.

Shareholders' equity totaled Ps.14,427 million, 13% more than in September 2013.

Debt Profile	GRUMA's debt totaled US$1,272 million, US$100 million and US$278 million less than as of September 2013 and December 2012, respectively. Improvements in cash generation and reductions in taxes and capital expenditures allowed the company to decrease its debt. Approximately 65% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Dec'13	Dec'12	Var.	Sep'13	Var.
1,272	1,550	(18)%	1,372	(7)%

Schedule of Debt Amortizations
 (US$ millions)

	Rate	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond	7.75%						300	300
Rabobank Syndicated Facility	LIBOR+1.5%-3	11	22	33	33	121		220
Inbursa Syndicated Facility MXP	TIIE+1.625%-2.625%	8.8	17.6	26.4	26.4	96.7		175.9
BBVA Syndicated Facility	LIBOR+1.5%-3%	25	25	100				150
BBVA Syndicated Facility MXP	TIIE+1.375%-2.625%		4.6	9.2	41.3	36.7		91.8
Gruma Corp Facility BofA	LIBOR+1.375%-2%	0.2		80				80.2
Bancomext Facility MXP	TIIE+1.375%-2.625%		2.3	4.6	20.6	18.4		45.9
Other	4.27% (weighted avg)	205.3	2.5					207.7
TOTAL	4.74% (weighted avg)	250.3	73.9	253.1	121.3	272.8	300	1,271.5

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$36 million during 4Q13, most of which were allocated to Gruma Corporation and GIMSA for maintenance and technology upgrades. Year-to-date capital expenditures were US$114 million.

SUBSIDIARY RESULTS OF OPERATIONS
2013 versus 2012

Gruma Corporation

Sales volume increased 4% to 1,651 thousand metric tons in 2013 compared with 1,594 thousand metric tons in 2012. This increase was driven by an unusually high level of sales of corn/grits at the European operations and, to a lesser extent, by higher sales at the U.S. corn flour operations.

Net sales increased by 3% to Ps.27,801 million in 2013, compared with Ps.26,932 million in 2012. The positive effect of price increases, change in the sales mix toward wheat tortillas and allowance reductions was offset by the average peso appreciation effect and by the effect of higher corn/grits sales volume at the European operations (which is priced significantly lower than the rest of Gruma Corporation's product portfolio). Measured in dollar terms, net sales increased 6%.

Cost of sales increased by 1% to Ps.17,808 million in 2013 compared with Ps.17,655 million in 2012 due to sales volume growth, which was partially offset by the average peso appreciation effect. Measured in dollar terms, cost of sales increased 3%. As a percentage of net sales, cost of sales improved to 64.1% in 2013 from 65.6% because price increases more than compensated for higher costs (partially as a result of the Company's hedging strategies), and also due to the shift toward high-margin products (as in the case of wheat tortillas) and allowance reduction.

SG&A decreased by 3% to Ps.7,738 million in 2013 compared with Ps.7,997 million in 2012 due mainly to the average peso appreciation effect. Higher expenses derived from the increase in sales volume and commissions (related to price increases) were more than offset by reductions and changes in personnel, marketing and advertising, and corporate expenses across the board, which reflected the company's focus on profitability. Measured in dollar terms, SG&A decreased 1%. SG&A as a percentage of net sales improved to 27.8% in 2013 from 29.7% in 2012 reflecting better expense absorption and the aforementioned reductions.

Operating income increased by 60% to Ps.2,137 million in 2013 from Ps.1,335 million in 2012, and operating margin improved to 7.7% from 5.0%. Measured in dollar terms, operating income grew 61%.

GIMSA

Sales volume decreased by 7% to 1,852 thousand metric tons in 2013 compared with 1,983 thousand metric tons in 2012. The decrease was a result of measures the company implemented to prioritize margin expansion and tighten credit conditions coupled with a larger price differential between corn and corn flour, and lower sales to government channels, among others.

Net sales decreased by 6% to Ps.16,436 million in 2013 compared with Ps.17,573 million in 2012 due to sales volume reduction.

Cost of sales decreased by 11% to Ps.11,785 million in 2013 compared with Ps.13,171 million in 2012 due mainly to the sales volume reduction and lower corn costs. As a percentage of net sales, cost of sales improved to 71.7% in 2013 from 75.0% in 2012 due to lower corn costs and productivity improvements.

SG&A decreased by 16% to Ps.2,154 million in 2013 compared with Ps.2,574 million in 2012 and as a percentage of net sales decreased to 13.1% in 2013 from 14.6% in 2012 due mainly to reductions in marketing and advertising and, to a lesser extent, lower administrative expenses. These reductions were related to our efforts to enhance value creation. Also, freight expenses were lower as sales volume declined.

Operating income increased by 39% to Ps.2,438 million in 2013 from Ps.1,749 million in 2012, and operating margin increased to 14.8% from 10.0%.

For additional information, please see GIMSA ''Fourth-Quarter 2013 Results'', available through GRUMA's website, www.gruma.com.

Molinera de Mexico

Sales volume decreased by 1% to 579 thousand metric tons in 2013 compared with 583 thousand metric tons in 2012. The decline was in line with the company's focus on higher margin products that reduced some product presentations and also due to a difficult competitive environment.

Net sales decreased by 1% to Ps.4,983 million in 2013 compared with Ps.5,046 million in 2012. The decreased resulted from sales volume reduction.

Cost of sales decreased by 2% to Ps.4,189 million in 2013 compared with Ps.4,254 million in 2012 and, as a percentage of net sales, improved to 84.1% in 2013 from 84.3% in 2012, reflecting lower wheat, packaging and additive costs. In absolute terms, the decrease was also with the result of lower sales volume.

SG&A increased by 3% to Ps.692 million in 2013 compared with Ps.674 million in 2012. The rise was due mainly to higher freight expenses in connection with increased sales to retailers and other large food companies. SG&A as a percentage of net sales increased to 13.9% in 2013 from 13.4% in 2012 due to higher SG&A expenses and the reduction in net sales.

Operating income grew by 13% to Ps.99 million in 2013 from Ps.87 million in 2012 due to lower profit sharing. Operating margin increased to 2.0% in 2013 from 1.7% in 2012.

Gruma Centroamerica

Sales volume decreased by 4% to 198 thousand metric tons in 2013 compared with 207 thousand metric tons in 2012. The decrease was due mainly to the availability of cheap domestic corn (which motivated some customers to shift to the traditional method of tortilla production) and a tougher competitive environment from new and existing corn flour producers.

Net sales increased by 1% to Ps.3,386 million in 2013 from Ps.3,369 million in 2012 due to price increases and a change in the sales mix towards higher priced products such as snacks, hearts of palm and rice.

Cost of sales decreased by 6% to Ps.2,264 million in 2013 compared with Ps.2,415 million in 2012. This was due to the decline in sales volume, lower raw material costs, production efficiencies and the average peso appreciation effect during 2013. Cost of sales as a percentage of net sales improved to 66.9% in 2013 from 71.7% in 2012 due mainly to price increases, allowance reductions, lower raw material costs and, to a lesser extent, production efficiencies.

SG&A decreased by 5% to Ps.947 million in 2013 compared with Ps.994 million in 2012, due to our efforts to reduce expenses, mainly marketing and advertising, as well as to the average peso appreciation. As a percentage of net sales, SG&A improved to 28.0% in 2013 from 29.5% in 2012 due mainly to expense reductions.

Operating income was Ps.183 million in 2013 compared with a loss of Ps.40 million in 2012. Operating margin improved to 5.4% in 2013 from a negative 1.2% in 2012.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 85 plants. In 2013, GRUMA had net sales of US$4.1 billion (excluding the Venezuelan operations), of which 61% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $108,280 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of December 31, 2013, the open positions of corn financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a loss of $71,540 thousand pesos which was applied to other comprehensive income in equity.

The foreign exchange derivative financial instruments were valuated at fair value. As of December 31, 2103, the open positions of these instruments represented a profit of approximately $12,282 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

For the year ended December 31, 2013, the Company reclassified the amount of $207,241 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $62,009, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2013 for financial instruments of corn and natural gas, recognized in income, represented a unfavorable effect of $37,816. At December 31, 2013, the unfavorable effect in income for the operations that concluded for these instruments was $30,160 thousand.

The transactions concluded during the fourth quarter of 2013 regarding the foreign exchange financial instruments, recognized in income, represented a profit of $3,324 thousand pesos. As of December 31, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $29,785 thousand pesos and was reflected on the income statement.

18. Description and number of the margin calls presented during the quarter.

As of December 31, 2013, the company has revolving funds denominated ''margin calls'' for $108,280 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of December 31, 2013
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of December 31, 2013, the financial instruments transactions of corn in long positions represented a loss of $71,868 thousand pesos and a favorable effect in short positions of $328 thousand pesos.

25. As of December 31, 2013, the Company has revolving funds denominated ''margin calls'' for $108,280 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

For the year ended December 31, 2013, the Company reclassified the amount of $207,241 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $62,009, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2013 for financial instruments of grains and natural gas, recognized in income, represented a unfavorable effect of $37,816. At December 31, 2013, the unfavorable effect in income for the operations that concluded for these instruments was $30,160 thousand.

The transactions concluded during the fourth quarter of 2013 regarding the foreign exchange financial instruments, recognized in income, represented a profit of $3,324 thousand pesos. As of December 31, 2013, the favorable effect in the results of the concluded transactions of these instruments is of $29,785 thousand pesos and was reflected on the income statement.

II. Sensibility Analysis

Corn Derivative Financial Instruments:

According to the position as of December 31, 2013, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $54,568 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of December 31, 2013.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of December 31, 2013
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments:

Based on our position as of December 31, 2013, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $85,533 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of December 31, 2013, which includes the effects on the exchange rate variables, time and volatility.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn, based on our position as of December 31, 2013, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $54,568, $136,420, and $272,839 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of December 31, 2013, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $85,533, $213,833 and $427,666 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.